P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-2689
nathan_m_will@vanguard.com

September 10, 2009

via electronic filing

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Vanguard STAR Funds (the “Trust”) File No. 2-88373

Dear Mr. Sandoe,

     The following responds to the comments of the Commission conveyed to me by Brion Thompson on September 2, 2009 on the post-Effective Amendment No. 51 to the Trust’s registration statement that was filed on July 24, 2009. The purpose of the amendment is to (1) name the Vanguard Group, Inc. as investment advisor to the STAR Fund, (2) amend the investment limitations of the Trust to reflect the results of the July 2, 2009 shareholder vote, and (3) to incorporate the contents of the 485(b) filing made on May 29, 2009 and include a number of non-material changes.

Comment 1:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International Stock Index Funds – Primary Investment Strategies_________
Comment:

Is Vanguard Developed Markets Index Fund (“Developed Markets Fund”) a “diversified” or “non-diversified” investment management company as defined in Section 5(b) of the Investment Company Act of 1940? If it is non-diversified, please identify it as such and add a discussion of the associated risks.

Response:	The Developed Markets Fund is a diversified management investment company. As a result, no additional disclosure is required.

Comment 2:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International Stock Index Funds – Primary Risks
Comment:

Does the range of market capitalizations in the Developed Markets Fund’s benchmark index include a significant level of small- and mid-cap companies? If so, please add disclosure describing the risks of small- and mid-cap securities.

Response:

The Fund’s benchmark index, the MSCI EAFE, is generally comprised of the largest 85% of investable stocks in the developed markets that make up the index. As a result, we do not believe that additional disclosure regarding the risks of small- and mid-cap securities is necessary.

Comment 3:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International Stock Index Funds – Primary Risks
Comment:

The current disclosure under the heading “Country/regional risk” cites Japan and the United Kingdom (U.K.), as examples of countries in which the Developed Markets Fund may invest significantly, and, as a result, could subject the Fund to higher country risk. Please add disclosure describing the risks and economic concerns specific to these countries.

Response:

We believe that the risks of investing a large portion of the Fund’s assets in securities of companies located in any one country or region, such as political upheaval, financial trouble, or natural disasters, will generally adversely affect the values of securities issued by companies in those countries or regions. As a result, we believe that the existing disclosure adequately describes these risks. While Japan and the U.K. are currently the countries which currently represent the most significant investment by the Fund, these country and regional weightings could change frequently. We feel that the existing risk disclosure will apply to whichever countries or regions represent the most significant weightings in the index. As a result, the disclosure has not been revised.

Comment 4:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International Stock Index Funds – Primary Risks
Comment:

Does the range of market capitalizations in the Vanguard Total International Stock Index Fund’s (“Total International Fund”) benchmark index include small- and mid-cap companies? If so, please add disclosure describing the risk of small- and mid-cap securities.

Response:

The Fund’s benchmark index, the Total International Composite Index, is generally comprised of the largest 85% of investable stocks in the developed markets that make up the index. As a result, we do not believe that additional disclosure regarding the risks of small- and mid-cap securities is necessary.

Comment 5:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International Stock Index Funds – Primary Risks
Comment:

The current disclosure under the heading “Country/regional risk” cites Japan and the United Kingdom (U.K.), as examples of countries in which the Total International Fund may invest significantly, and, as a result, subject the Fund to higher country risk. Please add disclosure describing the risks and economic concerns specific to these regions.

Response: Comment 6:	Please see our response to Comment 3, above. Prospectus – Vanguard Developed Markets Index and Vanguard Total International Stock Index Funds – Investing in Index Funds – What is Indexing?
Comment:

The current disclosure under the above-referenced heading states that “Index funds typically have the following characteristics[.]” In light of the fact that certain index mutual funds, specifically exchange-traded funds, are managed in a “quasi-active” fashion, please confirm that Vanguard remains comfortable making this characterization.

Response:

Vanguard agrees with the Commission that in recent years index funds have emerged with characteristics of “actively” managed funds. We feel, however, that the current disclosure, which states that index funds “typically,” “generally,” and “usually” have the attributes discussed in the section entitled “What is Indexing” still accurately describes the vast majority of funds commonly referred to as “index funds.” As such, the disclosure has not been revised.

Christian Sandoe, Esq.
September 11, 2009

Comment 7:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International
Stock Index Funds – Investing in Index Funds – What is Indexing?
Comment:	The current disclosure under the above-referenced heading notes that one “typical”
characteristic of index funds is that such funds “usually do not perform dramatically better or worse than their benchmarks.” Please confirm that Vanguard remains comfortable making this characterization.

Response:	As described in our Response to Comment 6, above, we believe that in general index funds
“usually” perform consistent with their benchmarks, even if the benchmark in question could be characterized as “volatile.” In addition, for those funds that employ a “sampling” strategy and may be more susceptible to tracking error, the risk that the fund’s performance will not match that of its Index – “Index sampling risk” – is included in the Primary Risks section of the fund’s Prospectus.

Comment 8:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International
Stock Index Funds – More on the Funds
Comment:	Please add disclosure that explains how the Developed Market Index Fund’s investments in
Vanguard funds that use an indexing strategy to invest in stocks of companies located in developed markets will provide exposure to securities that have economic characteristics similar to the common stocks included in the Fund’s benchmark index.

Response:	The language regarding investments in underlying Vanguard funds was included to provide for a transition period during which the fund would be “delayered” from investing solely in
Vanguard mutual funds to investing substantially all of its assets directly in the stocks included in the Fund’s benchmark index. Because this transition is now complete, the disclosure will be revised as follows:

“Under normal circumstances, the Developed Markets Index Fund will invest at least 80%, and usually all or substantially all, of its assets in the common stocks included in the MSCI
EAFE Index ~~and/or in Vanguard funds that use an indexing strategy to invest in stocks of~~
~~companies located in developed markets~~.

Comment 9:	Prospectus – Vanguard Developed Markets Index and Vanguard Total International
Stock Index Funds – More on the Funds
Comment:	The disclosure in the flagged paragraph on page 14 states that “[e]ach Fund is subject to
	country/regional risk and currency risk	Country/regional risk is especially high in
emerging markets.” If currency risk is also especially high in emerging markets, please add the appropriate risk disclosure.

Response:	The disclosure will be revised as follows:

Each Fund is subject to country/regional risk and currency risk. Country/regional risk is the chance that world events--such as political upheaval, financial troubles, or natural disasters--will

Christian Sandoe, Esq.
September 11, 2009

adversely affect the value of securities issued by companies in foreign countries or regions. Because each Fund may invest a large portion of its assets in securities of companies located in any one country or region, each Fund's performance may be hurt disproportionately by the poor performance of its investments in that area. Country/regional risk is especially high in emerging markets. Currency risk is the chance that the value of a foreign investment, measured in U.S. dollars, will decrease because of unfavorable changes in currency exchange rates. Currency risk is especially high in emerging markets.

Comment 10: Prospectus – Vanguard Developed Markets Index and Vanguard Total International Stock Index Funds – Investment Advisor

Comment: Please revise the disclosure to clarify the roles of each of the managers currently listed as primarily responsible for the day-to-day management of the Funds, including any limitations on their respective roles. If the managers share this responsibility jointly with no distinct differences in their levels of authority, please indicate this in the revised disclosure.

Response:

As stated in the current disclosure, the co-managers of the Funds are primarily responsible for the day-to-day management of the Funds. There are no distinct differences in their levels of authority nor any limitations on their respective roles. As such, the disclosure has not been revised.

Comment 11: Prospectus – Vanguard Institutional Developed Markets Index Fund

Comment: Response:	Please address the same issues raised in Comments 1, 2, 3, 6, 7, 8, 9 and 10, above. Please see our Responses to these Comments, above.

Comment 12: SAI – Description of the Trust – Organization

Comment: Please clarify which funds are classified as “diversified” or “nondiversified” management investment companies and, if necessary, add prospectus disclosure discussing the risks associated with nondiversified funds.

Response:

The disclosure will be revised as follows. As such, no additional risk disclosure is necessary (see Response to Comment 1, above).

~~Each~~ The STAR, LifeStrategy Conservative Growth, LifeStrategy Growth, LifeStrategy Income, andLifeStrategy Moderate Growth Funds~~, other than Total International Stock Index Fund, is~~ are registered as open-end, nondiversified management investment companies. The Total International Stock Index, Developed Markets Index, and Institutional Developed Markets Funds ~~is~~ are registered as ~~an~~ open-end diversified management investment companies~~y~~.

Christian Sandoe, Esq.
September 11, 2009

Comment:

Tandy Requirements

As required by the SEC, the Trust acknowledges that:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses.

Thank you.

Sincerely,

Nathan M. Will
Associate Counsel
Securities Regulation, Legal Department